RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015749

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 15, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated May 15, 2010 on the Unaudited financial results for the year ended March 31, 2010 and on declaration of interim dividend.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

5/24

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 15, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: **Unaudited financial results for the year ended March 31, 2010**

In continuation of our letter dated May 8, 2010, we wish to inform you that the Board at its meeting held today, approved the Unaudited financial results for the quarter ended March 31, 2010 and has recommend an Interim Dividend of Rs. 7.10 per share on fully paid up equity shares of Rs.10 each. The dividend will be paid on the equity share capital of Rs.244.87 crore.

We also enclose a copy of the Limited Review Report for the quarter ended March 31, 2010, duly certified by the Auditors of the Company

A copy of the media release being issued is also attached.

We request you kindly to bring the aforesaid information to the notice of your members

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 15, 2010

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
NSE Symbol: REL

Dear Sir,

Sub: **Unaudited financial results for the year ended March 31, 2010**

In continuation of our letter dated May 8, 2010, we wish to inform you that the Board at its meeting held today, approved the Unaudited financial results for the quarter ended March 31, 2010 and has recommend an Interim Dividend of Rs 7.10 3 per share on fully paid up equity shares of Rs.10 each. The dividend will be paid on the equity share capital of Rs.244.87 crore.

We also enclose a copy of the Limited Review Report for the quarter ended March 31, 2010, duly certified by the Auditors of the Company

A copy of the media release being issued is also attached.

We request you kindly to bring the aforesaid information to the notice of your members

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter and year ended March 31, 2010

(Rs. crore)

Sr. No.	Particulars	3 months ended		Year ended	Year ended
		31-Mar-10	31-Mar-09	31-Mar-10	31-03-2009 (Audited)
1	(a) Net sales of Electrical Energy (Refer Note No 4)	**1,268.37**	1,452.95	**6,367.76**	7,183.09
	(b) Income from EPC and Contracts Division	**1,284.75**	886.72	**3,414.86**	2,436.76
	(c) Other Operating Income	**90.75**	69.57	**244.64**	248.76
	Total Operating Income	**2,643.87**	2,409.24	**10,027.26**	9,868.61
2	Expenditure				
	(a) Cost of Electrical Energy purchased	**565.00**	720.12	**3,321.94**	4,253.99
	(b) Cost of Fuel	**320.31**	304.38	**1,219.83**	1,166.78
	(c) Tax on Sale of Electricity	**33.32**	35.49	**154.13**	152.96
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	**1,128.83**	690.30	**2,882.55**	1,966.49
	(e) Employees Cost	**164.73**	142.32	**652.85**	536.62
	(f) Depreciation	**90.67**	62.72	**319.84**	244.88
	(g) Other Expenditure	**160.32**	360.72	**676.80**	760.84
	Total Expenditure	**2,463.18**	2,316.05	**9,227.94**	9,082.56
3	**Profit from operations before Other Income (net) and Interest**	**180.69**	93.19	**799.32**	786.05
4	Other Income (net)	**166.82**	282.38	**789.83**	737.88
5	**Profit before Interest**	**347.51**	375.57	**1,589.15**	1,523.93
6	Interest and Finance Charges	**58.06**	101.25	**292.21**	330.50
7	**Profit from Ordinary Activities before tax**	**289.45**	274.32	**1,296.94**	1,193.43
8	Tax Expenses (including Fringe Benefit Tax, Deferred Tax & Tax for earlier years)	**38.36**	(71.85)	**145.25**	54.55
9	**Net Profit for the period**	**251.09**	346.17	**1,151.69**	1,138.88
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	**244.91**	226.06	**244.91**	226.06
11	Reserves including Statutory Reserves excluding Revaluation Reserves				10,308.14
12	Earnings Per Share (* not annualised)				
	(a) Basic (Rs.)	**11.14 ***	15.29 *	**51.11**	49.45
	(b) Diluted (Rs.)	**10.61 ***	15.00 *	**48.68**	48.54
13	Debt Service Coverage Ratio			**1.06**	
14	Interest Service Coverage Ratio			**5.44**	
13	Aggregate of Public Shareholding				
	- Number of Shares	**140,241,616**	141,395,121	**140,241,616**	141,395,121
	- Percentage of Shareholding	**57.27**	62.44	**57.27**	62.44
14	Promoter and promoter group shareholding				
	a) Pledged/Encumbered				
	- Number of shares	-	37,238,281	-	37,238,281
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	43.79	-	43.79
	- Percentage of shares (as a % of the total share capital of the Company)	-	16.45	-	16.45
	b) Non-encumbered				
	- Number of shares	**104,628,646**	47,790,365	**104,628,646**	47,790,365
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**100.00**	56.21	**100.00**	56.21
	- Percentage of shares (as a % of the total share capital of the Company)	**42.73**	21.11	**42.73**	21.11

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	3 months ended		Year ended	Year ended
		31-Mar-10	31-Mar-09	31-Mar-10	31-03-2009 (Audited)
1	**Segment Revenue**				
	- Electrical Energy	1,325.80	1,484.39	6,505.41	7,369.64
	- EPC and Contracts Division	1,318.07	924.85	3,521.85	2,498.97
	Total	2,643.87	2,409.24	10,027.26	9,868.61
	Less : Inter Segment Revenue	-	-	-	-
	Net Sales / Income from Operations	2,643.87	2,409.24	10,027.26	9,868.61
2	**Segment Results**				
	Profit before Tax and Interest from each segment :				
	- Electrical Energy	74.16	33.31	548.53	624.24
	- EPC and Contracts Division	98.10	81.81	283.77	204.24
	Total	172.26	115.12	832.30	828.48
	- Interest and Finance Charges	(58.06)	(101.25)	(292.21)	(330.50)
	- Interest Income	69.60	73.20	268.29	338.81
	- Other un-allocable Income net of expenditure	105.65	187.25	488.56	356.64
	Profit before Tax	289.45	274.32	1,296.94	1,193.43
3	**Capital Employed**				
	- Electrical Energy	5,300.58	4,814.35	5,300.58	4,814.35
	- EPC and Contracts Division	417.78	155.06	417.78	155.06
	- Unallocated Corporate Assets (net)	9,434.27	6,938.03	9,434.27	6,938.03
	Total	15,152.63	11,907.44	15,152.63	11,907.44

'[Notes:
1. The Board has declared an interim dividend of Rs. 7.10 per Equity Share for the year 2009-10.

2. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending listing with the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

3. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal for Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Company has complied with the interim order direction of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 crore.

4. (a) The tariff to be levied effective from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 66.04 crore and Rs. 193.84 crore for the quarter and year ended March 31, 2010, respectively, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter and year ended March 31, 2010 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

5. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to the Company receiving requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective upon receipt of remaining approvals and therefore no disclosure has been made with regard to discontinuing operations.

6. The Company had made a preferential offer of 4.29 crore warrants to one of the promoters, AAA Project Ventures Private Limited. The warrant holder is entitled to apply for one equity share of the Company of Rs. 10 each at a premium of Rs. 918.89 per share, per warrant at any time after October 9, 2009 but on or before 18 months from the date of allotment of warrants. The Company had earlier received Rs. 996.23 crore as subscription money for the warrants adjustable against the price of the Equity Shares. During the quarter ended March 31, 2010, AAA Project Ventures Private Limited has exercised some of the warrants and applied for 1.96 crore Equity Shares by paying Rs. 1,365.47 crore being the balance price of the shares.

7. During the quarter, KM Toll Road Pvt. Ltd. and PS Toll Road Pvt. Ltd. have become subsidiaries of the Company. There is no material impact on the financial results on account of the same.

8. There were no exceptional / extraordinary items during the quarter and year ended March 31, 2010.

9. Ratios have been computed as under:
   - Debt Service Coverage Ratio = Earnings before Interest and Tax / (Interest on Long Term Debt + Principal Repayment of Long Term Debt)
   - Interest Service Coverage Ratio = Earnings before Interest and Tax / Interest Expense

10. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2010: opening: Nil; additions: 21; disposals: 21; closing: Nil

11. The aforesaid Standalone financial results were reviewed by the Audit Committee of the Board at its meeting held on May 14, 2010 and subsequently approved by the Board of Directors on May 15, 2010. The statutory auditors of the Company have carried out a "Limited Review" of the above financial results of the Company, as per the listing agreement entered into with the stock exchanges in India.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors



Place: Mumbai
Date: May 15, 2010

Anil D. Ambani
Chairman

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055
website: www.rinfra.com

Unaudited Consolidated Financial Results for the year ended March 31, 2010

(Rs. crore)

Sr. No.	Particulars	Year Ended 31-03-2010 (Unaudited)	Year Ended 31-03-2009 (Audited)
1	(a) Net Sales of Electrical Energy (See Note No 4)	11,298.39	10,037.64
	(b) Income from EPC and Contracts Division	3,197.63	2,463.62
	(c) Other Operating Income	368.80	343.41
	Total Operating Income	14,864.82	12,844.67
2	Expenditure		
	(a) Cost of Electrical Energy purchased	6,953.37	6,216.88
	(b) Cost of Fuel	1,580.81	1,709.55
	(c) Tax on Sale of Electricity	265.86	152.96
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	2,706.06	2,007.00
	(e) Employees Cost	946.52	631.46
	(f) Depreciation	472.44	330.38
	(g) Other Expenditure	891.89	717.37
	Total Expenditure	13,816.95	11,765.60
3	**Profit from operations before Other Income (Net) and Interest**	1,047.87	1,079.07
4	Other Income (net)	824.85	697.81
5	**Profit before Interest**	1,872.72	1,776.88
6	Interest and Finance Charges	525.13	439.42
7	**Profit from Ordinary Activities before Tax, Share in Associates and Minority Interest**	1,347.59	1,337.46
8	Tax Expenses (including Fringe Benefit Tax, Deferred Tax & Tax for earlier years)	149.83	78.32
9	**Net Profit for the period but before Share in Associates and Minority Interest**	1,197.76	1,259.14
	Share of Profit in Associates (net)	321.45	93.37
	Minority Interest	0.18	0.72
10	**Net Profit for the period after Share in Associates and Minority Interest**	1,519.39	1,353.23
11	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	244.91	226.06
12	Reserves including Statutory Reserves excluding Revaluation Reserves		15,298.30
13	Earnings Per Share		
	(a) Basic (Rs.)	67.43	58.75
	(b) Diluted (Rs.)	64.22	57.68
14	Aggregate of Public Shareholding		
	- Number of Shares	140,241,616	141,395,121
	- Percentage of Shareholding	57.27	62.44
15	Promoter and promoter group shareholding		
	(a) Pledged / Encumbered		
	- Number of shares	-	37,238,281
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	43.79
	- Percentage of shares (as a % of the total share capital of the Company)	-	16.45
	(b) Non-encumbered		
	- Number of shares	104,628,646	47,790,365
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	56.21
	- Percentage of shares (as a % of the total share capital of the Company)	42.73	21.11

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055
website: www.rinfra.com

Consolidated Segment-wise Revenue, Results and Capital Employed

(Rs. crore)

Sr. No.	Particulars	Year Ended 31-03-2010 (Unaudited)	Year Ended 31-03-2009 (Audited)
1	**Segment Revenue (Net Sales / Income)**		
	- Electrical Energy	**11,534.48**	10,318.75
	- EPC and Contracts Division	**3,304.78**	2,525.92
	- Roads	**25.34**	-
	- Others	**0.22**	-
	Total	**14,864.82**	12,844.67
	Less: Inter Segment Revenue	-	-
	Net Sales / Income from Operations	**14,864.82**	12,844.67
2	**Segment Results**		
	Profit before Tax, Interest, Share in Associates and Minority Interest from each segment:		
	- Electrical Energy	**828.56**	721.85
	- EPC and Contracts Division	**240.95**	185.50
	- Roads	**15.50**	-
	- Others	**(2.31)**	(2.98)
	Total	**1,082.70**	904.37
	- Interest and Finance Charges	**(525.13)**	(439.42)
	- Interest Income	**292.23**	371.51
	- Other un-allocable Income net of expenditure	**497.79**	501.00
	Profit before Tax, Share in Associates and Minority Interest	**1,347.59**	1,337.46
3	**Capital Employed**		
	- Electrical Energy	**6,002.58**	5,708.40
	- EPC and Contracts Division	**520.82**	159.27
	- Roads	**107.03**	62.56
	- Others	**1,967.68**	1,181.56
	- Unallocated Corporate Assets (net)	**12,106.40**	9,785.81
	Total	**20,704.51**	16,897.60

'[Notes:

1. The Board has declared an interim dividend of Rs. 7.10 per Equity Share for the year 2009-10.

2. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending listing with the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

3. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal for Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Company has complied with the interim order direction of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 crore.

4. (a) The tariff to be levied effective from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 66.04 crore and Rs. 193.84 crore for the quarter and year ended March 31, 2010, respectively, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter and year ended March 31, 2010 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

5. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to the Company receiving requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective upon receipt of remaining approvals and therefore no disclosure has been made with regard to discontinuing operations.

6. The Company had made a preferential offer of 4.29 crore warrants to one of the promoters, AAA Project Ventures Private Limited. The warrant holder is entitled to apply for one equity share of the Company of Rs. 10 each at a premium of Rs. 918.89 per share, per warrant at any time after October 9, 2009 but on or before 18 months from the date of allotment of warrants. The Company had earlier received Rs. 996.23 crore as subscription money for the warrants adjustable against the price of the Equity Shares. During the quarter ended March 31, 2010, AAA Project Ventures Private Limited has exercised some of the warrants and applied for 1.96 crore Equity Shares by paying Rs. 1,365.47 crore being the balance price of the shares.

7. During the quarter, KM Toll Road Pvt. Ltd. and PS Toll Road Pvt. Ltd. have become subsidiaries of the Company. Reliance Airport Developers Pvt. Ltd., Latur Airport Pvt. Ltd., Baramati Airport Pvt. Ltd., Nanded Airport Pvt. Ltd., Yavatmal Airport Pvt. Ltd., Osmanabad Airport Pvt. Ltd., Reliance Cementation Pvt. Ltd., Reliance Cement & Infra Pvt. Ltd., Reliance Cement Corporation Pvt. Ltd. and Reliance Cement Works Pvt. Ltd., have also become subsidiaries / step down subsidiaries of the Company during the year. There is no material impact on the financial results on account of the same.

8. There were no exceptional / extraordinary items during the quarter and year ended March 31, 2010.

9. Ratios have been computed as under:
   - Debt Service Coverage Ratio = Earnings before Interest and Tax / (Interest on Long Term Debt + Principal Repayment of Long Term Debt)
   - Interest Service Coverage Ratio = Earnings before Interest and Tax / Interest Expense

10. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2010: opening: Nil; additions: 21; disposals: 21; closing: Nil

11. The aforesaid Standalone and Consolidated financial results were reviewed by the Audit Committee of the Board at its meeting held on May 14, 2010 and subsequently approved by the Board of Directors on May 15, 2010. The statutory auditors of the Company have carried out a "Limited Review" of the Standalone financial results of the Company only, as per the listing agreement entered into with the stock exchanges in India.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors



Place: Mumbai
Date: May 15, 2010

Anil D. Ambani
Chairman

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

MEDIA RELEASE

NET PROFIT OF Rs 1,519 CRORE (US$ 338 MILLION) FOR THE YEAR – AN INCREASE OF 12%

TOTAL OPERATING INCOME OF Rs 14,865 CRORE (US$ 3.3 BILLION) FOR THE YEAR - AN INCREASE OF 16%

DECLARED INTERIM DIVIDEND OF Rs 7.10 PER SHARE

EPC ORDERBOOK POSITION OF OVER Rs 19,250 CRORE (US$ 4.3 BILLION)

COMPANY HAS CASH & CASH EQUIVALENT OF OVER Rs 8,850 CRORE (US$ 2 BILLION)

PROMOTERS' HOLDING INCREASED TO 43% FROM 38%

LARGEST INFRASTRUCTURE DEVELOPER - DEVELOPING PROJECTS OF OVER Rs 36,000 CRORE (US$ 8.1 BILLION) IN ROADS, METRO RAIL & TRANSMISSION

Mumbai, May 15, 2010: Reliance Infrastructure Limited today announced its un-audited financial results for the financial year ended March 31, 2010. The performance highlights are:

Consolidated – Year ended March 31, 2010

- **Total Operating Income of Rs 14,865 crore** (US$ 3.3 billion), against Rs 12,845 crore in the previous year, **an increase of 16%**
- **Net Profit of Rs 1,519 crore** (US$ 338 million), against Rs 1,353 crore in the previous year, **an increase of 12%**
- **Cash Profit of Rs 1,937 crore** (US$ 431 million), against Rs 1,627 crore in the previous year, **an increase of 19%**
- **Cash Earnings Per Share (Cash EPS) of Rs 86** (US$ 1.9), against Rs 71 in the previous year, **an increase of 21%**
- **Earnings Per Share (EPS) of Rs 67** (US$ 1.5), against Rs 59 in the previous year, **an increase of 14%**

At the meeting held today, the Board has declared payment of **interim dividend of Rs 7.10 per share,** amounting to a payout of Rs 174 crore (US$ 39 million) for the year ended March 31, 2010.

The Board had in July 2009 **allotted 4.29 crore convertible warrants** to promoters at an issue price of Rs 929 per share. The effective purchase cost to the promoter group is Rs 1,112 per share. Of these, 1.96 crore worth Rs 1,820 crore (US$ 405 million) have been converted during the year leading to an **increase in promoters holding to 42.73% from 37.74%**

As on March 31, 2010, the **net worth of the Company on standalone basis stood at Rs 15,153 crore** (US$ 3.4 billion). **Book value per share on standalone basis increased to Rs 619** as on March 31, 10 from Rs 517 per share as on March 31, 2009.

As on March 31, 2010, the **net worth of the Company on consolidated basis stood at Rs 20,705 crore** (US$ 4.6 billion). **Book value per share on consolidated basis has increased to Rs 846** as on March 31, 2010 from Rs 734 per share as on March 31, 2009.

The Company has over **Rs 8,850 crore (US$ 2 billion) of cash & cash equivalents as on March 31, 2010.** Of the cash and cash equivalents, about Rs 3,675 crore (US$ 818 million) is in cash and debt funds. The company doesn't have any exposure to equity markets.

The Company's **total debt on standalone basis stood at Rs 4,115 crore** (US$ 916 billion). The Company remains **debt free at the net level** and enjoys the top end ratings of 'AA+' and 'AA' from CRISIL and FITCH respectively.

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy on standalone basis was 10,162 million units** during the financial year ended March 31, 2010, against 9,581 million units in the previous year, **an increase of 6%.**

The Company's aggregate **revenue from energy sales** during the financial year ended March 31, 2010 **was Rs 6,368 crore (US$ 1.4 billion)** against Rs 7,183 crore in the previous year.

Mumbai Distribution

The Mumbai distribution business achieved **aggregate sales of electrical energy of 8,328 million units** during the financial year ended March 31, 2010, against 8,276 million units in the previous year, **an increase of 1%.**

The Company's **aggregate revenue from energy sales in Mumbai Distribution were Rs 5,693 crore (US$ 1.3 million)** compared to Rs 6,542 crore in the previous year. The reduction in revenue is due to reduced FAC owing to lower cost of power purchased.

During the period under review, **the Company purchased 5,250 million units of electrical energy** from external sources as compared to 5,283 million units purchased in the previous year.

The **cost of energy purchased decreased by 28%** to Rs 3,319 crore (US$ 739 million) during the period under review, owing to decrease in per unit cost to Rs 6.32 for the period against Rs 8.04 in the previous period

During the year under review, there was addition of over 1,00,000 consumers. There was a shift of around 30,000 consumers to Tata Power out of the total consumer base of over 27.3 lakhs.

Delhi Distribution

The Delhi distribution business achieved **aggregate sales of electrical energy of 12,108 million units** during the financial year ended March 31, 2010, against 10,978 million units in the previous year, **an increase of 10%.**

The Delhi distribution business achieved **aggregate revenue from energy sales of Rs 5,344 crore (US$ 1.2 billion)** compared to Rs 4,854 crore in the previous year, **an increase of 10%.**

During the year, both discoms have over-achieved the target AT&C loss targets, due to which both discoms continues to remain in the incentive zone as depicted below:

Discoms	Target AT&C losses	Achieved AT&C losses
BRPL	20.2%	18.9%
BYPL	26.2%	22.9%

Power Generation

During the year, all the generating plants continues to efficiently operate as depicted below :

Plants	Capacity (MW)	PLF (FY10)	Units Generated in MU's (FY10)
Dahanu	500	102.33%	4,482
Samalkot	220	92.95%	1,553
Goa	48	88.48%	321

EPC Business

During the year, the **turnover of the division was Rs 3,415 crore (US$ 761 million)** against Rs 2,437 crore in the previous year, **an increase of 40%.**

The Division had **order book position of over Rs 19,250 crore (US$ 4.3 billion) as on March 31, 2010.** The EPC Division is working on 5 power projects of over 7,500 MW along with two road projects.

Energy Trading Business

The division has traded **3,312 million units** in the year ended March 31, 2010 as compared to 1,934 million units in corresponding period in previous year, **an increase of 71 %.**

Quantum (in units) under assured trading arrangements for the coming years is about 30,000 million units

Projects under Development

The Company is **developing 23 projects aggregating around Rs 36,200 crore (US$ 8.1 billion)** of Roads, Metro Rails, Transmission, Sealink & Airports excluding distribution business and 2 Specialty Real Estate Projects. R Infra has emerged as country's largest infrastructure company on an ownership basis.

There would be **11 revenue generating projects in FY11**, having project outlay of **around Rs 17,400 crore (US$ 3.9 billion)**

Roads

Developing 11 road projects of 970 kms worth Rs 12,000 crore (US$ 2.7 billion). Of which, **two are operational** and additional **5 road projects would start generating revenue in FY11**. The toll collection from Pune Satara road project should start from Q1FY11. The company is largest developer of 6 laning road projects.

During the year, the company has been awarded following road projects

S. No	Project	Length (Km)	Project Cost (Rs crore)	Concession Period*
1	Jaipur – Reengus Road	52	530	18 Years
2	Pune – Satara Road	140	2,000	24 Years
3	Kandla – Mundra Road	71	1,540	25 Years
	Total	**263**	**4,070**	

** includes construction period*

Recently, the company has emerged as preferred bidder in 6 laning of 2 projects i.e. Hosur – Krishnagiri on NH-7 and Delhi–Agra on NH-2, projects worth around Rs 4,000 crore (US$ 891 million).

Metro Rails

The Company is the only private player in metro rail sector in the Country. The company is **developing 3 metro rail projects in Mumbai and Delhi worth around Rs 16,000 crore** (US$ 3.6 billion). Mumbai Metro Line 1 and Delhi Airport Express Link **will be operational in FY11.**

Project	Project Cost (Rs crore)	Length (Km)	Corridor	Concession Period*
Mumbai Metro Line I	2,450	12	Versova – Andheri – Ghatkopar	35 Years
Delhi Airport Metro Express Line	2,500	23	New Delhi Railway Station - IGI Airport – Dwarka	30 Years
Mumbai Metro Line II	11,000	32	Mankhurd – Bandra – Charkop	35 Years

** includes construction period*

Transmission

Developing 5 transmission projects, with total project outlay of Rs 6,640 crore (US$ 1.5 billion). The first 100% independent private transmission project in country i.e. **WRSS would start generating revenue in Q1 FY11.**

During the year, the company has also **won 2 out of 3 ultra mega transmission projects (UMTP's)** i.e. North Karanpura & Talcher – II, with aggregate project outlay of around Rs 2,400 crore (US$ 535 million)

Sea link

The company is **developing first sea link of the country** i.e. Western Freeway Sea Link with **project outlay of Rs 5,100 crore** (US$ 1.1 billion).

Airports

During the year, company acquired **developing and operating rights for 95 years for 5 regional brown-field airports in Maharashtra** at Nanded, Latur, Yavatmal, Baramati & Osmanabad.

Cement

Reliance Cementation Ltd, a 100% wholly owned subsidiary of company is planning to have **25 million tonne of cement capacity**.

For two plants of 5 million tonne each in Maharashtra and Madhya Pradesh, secured limestone reserves and land has been acquired.

Above all, R Infra has been awarded as **"Most Admired Infrastructure Company – Overall'** and Metro Line 1 of Mumbai has been awarded 'Project of the year' in 2nd KPMG Infrastructure Today Awards 2010.

LIMITED REVIEW REPORT
TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED

1. We have reviewed the accompanying 'un-audited financial results for the quarter ended March 31, 2010' (the 'Statement') in which are incorporated the results for the quarter ended March 31, 2010 of Reliance Infrastructure Limited, except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the Management but have neither been reviewed nor been audited by us. The Statement has been prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors/ Committee of Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "*Engagements to Review Financial Statements*" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

4. We have only traced the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' in the Statement from the disclosures made by the Management and are, therefore, not expressing a review opinion thereon.

5. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement has not been prepared in all material respects in accordance with the applicable Accounting Standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, and has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Firm Registration No: 101720 W
Chartered Accountants



C.D. Lala
Partner
Membership No. F - 35671

Place : Mumbai
Date : May 15, 2010

For Price Waterhouse
Firm Registration No: 301112E
Chartered Accountants



Partha Ghosh
Partner
Membership No. F - 55913

Place : Mumbai
Date : May 15, 2010